EXHIBIT 6.3

SECURED PROMISSORY NOTE NO. 2

$850,000.00

San Diego, California

September 10, 2019

FOR VALUE RECEIVED, the undersigned, Solar Integrated Roofing Corp., A Nevada corporation (“Parent”) and Solar Acquisitions I, Inc., a Nevada corporation and wholly-owned subsidiary of Parent (“Payors”) promises to pay in lawful money of the United States of America, to McKay Roofing Company, Inc./Tod McKay, Brad McKay, and Scott McKay or other designee ("Payee" or "Lender"), or order, at San Diego, California, the principal sum of Eight Hundred Fifty Thousand Dollars ($850,000.00)

1.	INTEREST. The Parties acknowledge that Secured Promissory Note No. 2 (hereinafter “Note” or “Promissory Note”) shall not accrue interest.

2.	PAYMENTS. The Payors shall make monthly payments in the amount of One Hundred Thousand Dollars ($100,000.00) per month for 8 additional months past the first 9-months utilized for payments of Note No. 1, which is a Note that is part of the overall within transaction. The payments on Note No. 2 will commence upon the tenth (10th) month post-close of the escrow herein, and shall continue for eight (8) successive months at the rate of One Hundred Thousand Dollars ($100,000.00) per month with the one exception being the last payment which will have to be One Hundred Fifty Thousand Dollars ($150,000.00) in order to pay in full the Eight Hundred Fifty Thousand Dollars ($850,000.00) that will be due under this Note No. 2.

3.	TERM DUE DATE. The monthly payment shall be due on the first (1st) of the month, beginning on June 1, 2020, and each successive month thereafter for a period of eight months. The entire principal sum of the Eight Hundred Fifty Thousand Dollars ($850,000.00), to the extent not already paid, shall be all due and payable no later by February 15, 2021.

Page 1 of 7

4.	LATE PAYMENT FEE. There shall be a late payment fee of five percent (5%) of the payment then due for any payment received more than five (5) days after the due date.

5.	PREPAYMENT. There shall be no penalty for the prepayment and as referenced previously in the initial paragraphs of the within Note, there is a bonus discount for prepayment as set forth above, and as set forth in Paragraphs 2.03 and 2.04 of the Asset Purchase Agreement executed and entered into by and between these same parties on or about the same date hereof.

6.	NOTE SECURED. The performance of the obligations under this promissory note is secured by a Deed of Trust that will be recorded against the Santee, California building and yard, which is part of the within sales transaction, and which will be fully reconveyed upon payment in full of Note No. 2.

7.	AFFIRMATIVE COVENANTS. Until this Note is paid in full, Payor covenants and agrees to do the following:

a. Promptly inform Lender of the occurrence of any default or Event of Default as it is defined in this Note or any other event which could have a material adverse effect upon Payor=s business, properties, financial condition or ability to comply with its obligations hereunder, including without limitation its ability to pay the amount of this Note and all monthly installment payments due hereunder;

b. Keep in full force and effect its own corporation in existence and good standing;

c. Continue to conduct and operate its business substantially as presently contemplated and operate and maintain all franchises and trade names and preserve all of the remainder of its property used or useful for the conduct of business, keep the same in good condition or repair; and,

d. Maintain insurance on such amounts of a type consistent with those in effect on the date hereof.

Page 2 of 7

8.	NEGATIVE COVENANTS. Until this Note is paid in full, Payor shall not, without Lender=s prior written consent, do any of the following:

a. Permit any levy, attachment or restraint to be made affecting any of the Payor=s assets;

b. Permit any judicial officer or assignee to be appointed or take possession of any or all assets;

c. Sell, lease or otherwise dispose of, move or transfer, whether by sale or otherwise, all or a substantial portion of Payor=s assets;

d. Liquidate, merge, or consolidate with or into any other business or organization; and,

e. Make any loans to any of the Owners (Buyer/Payee) or advances or loans to employees.

9.	DEFAULT AND ACCELERATION.

9.1 The failure of Payor to pay any installment of principal as and when it becomes due, with such failure continuing uncured for fifteen (15) days after such due date, shall confer on Holder (Seller/Payee) the privilege or option, then or thereafter to be exercised while such default continues uncured, to accelerate and call due the entire amount of principal evidenced hereby which is unpaid, anything in the within Note to the contrary notwithstanding; and, further, will allow the same acceleration on Note No. 2 for the Eight Hundred Fifty Thousand Dollars ($850,000.00) that will start to be paid ten (10) months subsequent to the close as it pertains to the real property.

Page 3 of 7

9.2 The obligations under Note No. 2 shall become all due and payable upon the happening of any of the following events:

a. If the Payor/Buyers make any sale or transfer of an equity position in McKay Roofing Company, Inc. or whatever the name is of the subject company that is actually acquiring and operating the assets of McKay Roofing Company, Inc. going forward, or any affiliate of the same (i.e., the name that is being purchased as part of the asset purchase) that results in the transfer of more than five percent (5%) of the equity, liquidations or profit rights, the Payee/Seller shall have the right to call for an acceleration of all amounts due. Any waiver of a right to accelerate the due date of the principal under this provision shall not be interpreted to be continuing waiver.

b. Upon the bankruptcy or appointment of a receiver of the assets of the Payor.

c. Upon the transfer by the Payors/Buyers in any twelve (12) month period five percent (5%) of the assets of the Payors/Buyers, the Payee/Seller shall have the right to call for an acceleration of all amounts due. Any waiver of a right to accelerate the due date of the principal under this provision shall not be interpreted to be continuing waiver.

d. Any default in the executed Asset Purchase Agreement or any other currently executed agreements (i.e. Security Agreements) securing Note No. 1 or Note No. 2 or the Trust Deed agreements which secure the Note No. 2; any default in Notes No. 1 and No. 2 themselves; or a default pursuant to the Lease Agreement that will be in effect for the is part of the within purchase package. Defaults of any and all of the aforementioned referenced Agreements, Notes, or Trust deeds shall result in, at the option of the holder (i.e. Payee), the right to accelerate and call all payments due fully and immediately without notice.

10.	REMEDIES CUMULATIVE. The rights and remedies of Holder (Seller/Payee) as provided in this Note shall be cumulative and concurrent and may be pursued singly, successively, or together against Payor, or any other persons or entities who are, or may become, liable for all or any part of this indebtedness, at the sole discretion of Holder (Seller/Payee). Failure to exercise any such right or remedy shall in no event be construed as a waiver or release of such rights or remedies, or the right to exercise them at any later time.

Page 4 of 7

11.	PAYORS OBLIGATIONS. If more than one person is a Payor of this note, each person warrants and promises to keep all of the obligations under this Note for the full amount owed. Any person who takes over these obligations shall also be bound by this section.

12.	DISPUTE RESOLUTION.

12.1 If a dispute arises under this Agreement, the dispute may be referred to a mediator selected by mutual agreement for non-binding mediation between the parties in accordance with the rules established for mediation by the Judicial Arbitration & Mediation Service, Inc. ("JAMS"), Endispute, or the American Arbitration Association ("AAA"), as the parties agree, in San Diego County, California. At any time after submission of the matter to mediation, any party may submit such dispute to binding arbitration in accordance with this paragraph.

12.2 All disputes arising under this agreement which are not resolved by mediation will be resolved by submission to binding arbitration at the offices of JAMS or AAA, as the parties agree (the "Arbitrator"), in San Diego County, California. The parties shall agree on an arbitrator from the Arbitrator's panel. The arbitrator must be either an attorney or retired judge. If the parties are unable to agree, the Arbitrator will provide a list of three available persons and each party may strike one. The remaining person will serve as the arbitrator. The aggrieved party shall initiate arbitration by sending written notice of its intention to arbitrate by registered or certified mail to all parties and to the Arbitrator. The notice must contain a description of the dispute, the amount involved, and the remedies sought. Furthermore, within the discretion of the arbitrator and based upon the law and the facts, the matter can be disposed of by the arbitrator through a law and motion process in lieu of an actual arbitration hearing, if appropriate.

The arbitrator shall schedule a prehearing conference to reach agreement on procedural matters, arrange for the exchange of information, obtain stipulations and attempt to narrow the issues. The parties will submit a proposed discovery schedule to the arbitrator at the prehearing conference. The scope and duration of discovery will be within the sole discretion of the arbitrator, provided, however, the parties shall be entitled to discovery in accordance with the rules of the Superior Court of the State of California, County of San Diego. The parties must file briefs with the arbitrator at least three days before the hearing, specifying the facts each intends to prove and analyzing the applicable law. The parties have the right to representation by legal counsel throughout the arbitration proceedings. Expert witnesses may be used in the arbitration proceeding just as they are used in normal civil litigation in the Superior Court of the State of California.

Page 5 of 7

Judicial rules of evidence and procedure relating to the conduct at the hearing, examination of witnesses, and presentation of evidence shall not apply. Any relevant evidence, including hearsay, shall be admitted by the arbitrator if it is the sort of evidence on which responsible persons are accustomed to rely on in the conduct of serious affairs, regardless of the admissibility of such evidence in a court of law. Within reasonable limitations, both sides at the hearing may call and examine witnesses for relevant testimony, introduce relevant exhibits or other documents, cross-examine or impeach witnesses who shall have testified orally on any matter relevant to the issues, and otherwise rebut evidence, as long as these rights are exercised in an efficient and expeditious manner. Any party desiring a stenographic record may secure a court reporter to attend the proceedings. The requesting party must notify the other parties of the arrangements in advance of the hearing and must pay for the cost incurred. Any party may request the oral evidence to be given under oath.

The decision of the arbitrator shall be based on the evidence introduced at the hearing, including all logical and reasonable inferences therefrom. The arbitrator may grant any remedy or relief which is just and equitable. The award must be in writing and signed by the arbitrator. It shall contain a concise statement of the reasons in support of the decision. The award must be mailed promptly to the parties, but no later than thirty days from the closing of the hearing. The award may be judicially enforced (confirmed, corrected or vacated pursuant to Section 1285, et seq., of the California Code of Civil Procedure). The award shall be final and binding, and there shall be no direct appeal from the award on the grounds of error in the application of the law. Unless otherwise agreed, each party must pay its own witness fee and its pro rata share of the arbitrator's fees. The arbitrator shall have authority to award attorney's fees to the prevailing party.

Nothing in this paragraph shall limit the rights of the parties to obtain provisional or ancillary remedies such as injunctive relief or the appointment of a receiver from a court of competent jurisdiction before, during, or after the pendency of any arbitration. ALL PARTIES UNDERSTAND AND ACKNOWLEDGE THAT BY AGREEING TO BINDING ARBITRATION, THEY ARE WAIVING THE RIGHT TO SUBMIT THE DISPUTE FOR DETERMINATION BY A COURT AND THEREBY ARE ALSO WAIVING THE RIGHT TO A JURY OR COURT TRIAL. ALL PARTIES UNDERSTAND THAT AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY AND IS BINDING ON ANY SUCCESSOR IN INTEREST.

13.	NO AMENDMENT OR WAIVER EXCEPT IN WRITING. This Note may be amended or modified only by a writing duly executed by Payor, any co-Payor, hereof and Holder (Seller/Payee), which amendment expressly refers to this Note and the intent of the parties to so amend this Note. No provision of this Note shall be deemed waived by Holder (Seller/Payee), unless waived in a writing executed by Holder (Seller/Payee), which expressly refers to this Note, and no such waiver shall be implied from any act or conduct of Holder (Seller/Payee), or any omission by Holder (Seller/Payee) to take action with respect to any provision of this Note or security here for. No such express written waiver shall affect any other provision of this Note, or cover any default or time period or event, other than the matter as to which an express written waiver has been given.

14.	CHOICE OF LAW. This Note shall be construed in accordance with the laws of the State of California.

Page 6 of 7

15.	ATTORNEY FEES. If suit or arbitration is brought herein (whether settled or pursued to final judgment or award), or if an attorney is employed or expenses are incurred to compel payment of this promissory note or any portion of the indebtedness evidenced hereby, the undersigned promises to pay all attorney's fees and collection costs incurred in those legal efforts in each and every action, suit, or other proceeding, including any and all appeals, or petitions therefrom. As used herein, the term "attorneys' fees" means the full costs of legal services performed in connection with the matters involved, calculated on the basis of usual fees charged by an attorney performing those services, and not limited to "reasonable attorneys' fees" as defined in any statute or rule of the court.

Dated: September 10, 2019

BUYER/PAYEE:

Solar Acquisitions I, Inc.

By: /s/ David Massey___________________________

           David Massey, Chief Executive Officer

PARENT OF BUYER/PAYEE:

Solar Integrated Roofing Corp.

By: /s/ David Massey____________________________

           David Massey, Chief Executive Officer

Page 7 of 7